Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite #10

Alachua, Florida 32615

June 15, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation

Registration Statement on Form S-3

File No. 333-225286

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Applied Genetic Technologies Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-225286), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern time on June 19, 2018, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, APPLIED GENETIC TECHNOLOGIES CORPORATION

By:	/s/ Andrew Ashe
Name: Andrew Ashe Title: General Counsel

[Signature Page to Applied Genetic Technologies Corporation Acceleration Request]